

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2015

Via E-mail
Mr. Robert A. Ramirez
Chief Financial Officer
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, FL 33131

> **Re:** **The Hackett Group, Inc.**
> **Form 10-K for the fiscal year ended January 2, 2015**
> **Response dated July 14, 2015**
> **File No. 333-48123**

Dear Mr. Ramirez:

We have reviewed your July 14, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2015 letter.

Item 8. Financial Statements and Supplementary Data

18. Quarterly Financial Information (unaudited), page 49

1.   We note that you concluded that the restated line items for the quarterly periods ended March 28, 2014, June 27, 2014 and September 26, 2014 were not material or of significance to your investors or analysts and that the control weakness was a significant deficiency that did not rise to the level of a material weakness. We note, however, the following:

- net income for the restated first quarter of 2014 reported in Note 18 increased by 120% from a net loss of $2.0 million to net income of $405 thousand primarily attributed to the bargain purchase gain on acquisition of $3 million and

- net income for the restated second and third quarters of 2014 decreased approximately 18% due to compensation expense recorded related to the acquisition.

Please provide a copy of your comprehensive materiality analysis and tell us the consideration you gave to clearly identifying the adjustment as an error and labeling each financial statement column affected as "restated."

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 52

2.   Please note that we are still considering your response to comment 3 and we may have further comments.

Management's Report on Internal Control Over Financial Reporting, page 52

3.   We note from your response to comment 4 that you initially determined that the post-combination cash payments were characterized as purchase consideration because there was no requirement for continued employment. You also state the matters that led to the conclusion that these payments were compensation and not purchase consideration were considered in your initial analysis but were not material. Please explain in greater detail the terms of the post-acquisition cash and stock payments and how you considered each item in ASC 805-10-55-25 in your initial conclusion that the amounts represented purchase consideration. Additionally, tell us the term(s) in the arrangement or matter(s) in your initial accounting analysis that resulted in the subsequent change to your conclusion.

4.   You state in your response to comment 4 that the control deficiency identified was narrow as it focused on the interpretation of accounting literature to a specific transaction structure. As part of this determination you considered the fact that the acquisition was immaterial and for material acquisitions you would engage outside experts to advise on complex accounting issues. Please address the following:

- Describe each of the internal controls that were in place related to accounting for business combinations and identify the control(s) that failed to prevent improper accounting for this business combination.
- Describe in detail how you evaluated the severity of the control failure(s) including your consideration of the guidance for evaluation of control deficiencies beginning on page 34 and including the bullets on page 37 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934." Include in your analysis a description of the maximum

potential amount or total of transactions exposed to the deficiency and explain how you made that determination.

- Describe how you considered whether it was reasonably possible that the error could have been material.
- Tell us whether any of your prior business combinations included similar cash or stock post-combination payments.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities
Mail Stop 3233